

February 21, 2024

Marvin Tien
Chief Executive Officer
Corner Growth Acquisition Corp. 2
251 Lytton Avenue, Suite 200
Palo Alto, California 94301

> **Re: Corner Growth Acquisition Corp. 2**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 15, 2024**
> **File No. 001-40510**

Dear Marvin Tien:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.  We note that you are seeking to extend your termination date to December 31, 2024, a date which is approximately 42 months from your initial public offering. We also note that you are listed on The Nasdaq Stock Market LLC and that Section IM-5101-2 of the Nasdaq Listing Rules requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to December 31, 2024 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Stock Market LLC, and the consequences of any such suspension or delisting. Please also reconcile this with your statements elsewhere in the proxy that you "intend[] to rely" on being listed on Nasdaq to not be deemed a penny stock issuer.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc:  Nanette C. Heide